Banco Santander México, S.A. SC14D9

Exhibit 99.(a)(5)(B)

RESOLUTION OF THE CORPORATE PRACTICES, NOMINATIONS AND COMPENSATIONS COMMITTEE DURING THE MEETING HELD ON AUGUST 19, 2019.

“The Corporate Practices, Nominations and Compensations Committee, after reviewing the legal opinions delivered by Ritch, Mueller, Heather y Nicolau, S.C. and Cleary Gottlieb Steen & Hamilton LLP, our independent legal advisors, as well as the financial opinion in connection with the exchange offer delivered by Morgan Stanley & Co. LLC, considers that the exchange ratio proposed by Banco Santander, S.A. in the tender offer for Banco Santander México´s shares is fair. Therefore, this committee proposes that the board of directors of the company consider it favorably and recommends that the shareholders of Banco Santander México, S.A. participate in the offer to tender their shares”.